Exhibit 99.1

TD Bank Group, Aimia and CIBC confirm agreements

TORONTO, September 16, 2013 - TD Bank Group (TD) (TSX and NYSE: TD), Aimia Inc. (Aimia) (TSX: AIM), and Canadian Imperial Bank of Commerce (CIBC) (TSX and NYSE: CM) today confirmed that they have signed agreements under which TD will become the primary issuer of Aeroplan Visa credit cards on January 1, 2014, and will acquire approximately 50% of the existing Aeroplan credit card portfolio from CIBC.

Excellent opportunity for TD

“This is an excellent opportunity for TD to build on our position as a leading North American credit card provider - it solidifies our position as the number one credit card issuer in Canada, by outstanding credit card balances. Acquiring about half of the existing Aeroplan Visa credit card accounts will enable us to grow our business while offering great choice and value to our customers,” said Ed Clark, Group President and CEO, TD Bank Group. “We look forward to welcoming new cardholders to TD as we introduce a full suite of co-branded Aeroplan Visa credit cards to complement our already strong line-up of cards.”

Commitment to cardholders

For current Aeroplan Visa cardholders, nothing changes this year and no action is required. Cardholders can continue to use their existing Aeroplan-branded credit cards, earning Aeroplan miles on every purchase. Accumulated miles are not affected by any change to the credit card issuer. TD and CIBC will communicate directly to cardholders about next steps very soon, to make the transition a smooth and comfortable experience.

In 2014, Aeroplan-branded credit cardholders will be able to benefit from the new suite of credit cards, which will offer enhanced accumulation and other improvements, along with Aeroplan’s new Distinction recognition program.

Highlights of the agreements

Subject to certain closing conditions, TD expects to acquire approximately 50% of CIBC’s Aeroplan credit card portfolio, which will primarily include accounts held by customers who do not have an existing retail banking relationship with CIBC. As Aeroplan’s primary credit card issuer beginning January 1, 2014, TD will offer new co-branded Aeroplan Visa credit cards and will hold the exclusive rights to mass market Aeroplan Visa credit cards.

TD expects that the agreements with CIBC and Aimia will result in a contribution of approximately 10 cents per share to 2014 earnings on an adjusted basis, and to be dilutive by approximately 7 cents per share on a reported basis. The portfolio is expected to contribute approximately 15 cents per share on both a reported and adjusted basis in 2015. At closing, TD's Basel III Common Equity Tier 1 ratio is expected to decrease by approximately 19 basis points on a pro forma basis as at TD's last quarter ending July 31, 2013 as a result of the transaction. The CIBC portfolio acquisition transaction is expected to close in December 2013 and is subject to customary closing conditions, including regulatory approvals.

In connection with the acquisition of the CIBC Aeroplan accounts, TD will pay $162.5 million to CIBC.  This includes a payment of $50 million on closing, reflecting a price of par plus $50 million for the CIBC Aeroplan accounts, as well as a commercial subsidy agreement that will see TD pay CIBC a further $112.5 million plus HST over three years. TD expects to acquire approximately 550,000 cardholder accounts, representing approximately $3 billion in card balances and $20 billion in annual retail spend. Depending on the migration of Aeroplan-branded credit card accounts between CIBC and TD over the next five years, TD, Aimia, and CIBC have agreed to make additional potential payments of up to $400 million. TD will be responsible for - or entitled to receive - up to $300 million of these potential payments.

Additionally, TD and Aimia have updated their 10-year program agreement. As previously announced, TD will make a $100 million upfront payment to Aimia to assist in the development and maintenance of the new Distinction program. The minimum miles purchase commitment has been updated to a five-year volume commitment based on miles purchases by TD and CIBC. These payments by TD, in aggregate, would not exceed $95 million. Also, as announced, TD and Aimia will undertake a joint marketing spend of approximately $140 million in the first four years of the program to support the new Aeroplan Visa co-branded credit cards and program features.

Investor call

An investor call about this announcement will be held at 11:30 a.m. ET and is expected to last about 30 minutes. The call will feature remarks by TD executives and will be followed by a question-and-answer period. A listen-only telephone line will be available at 1-877-974-0445 (toll free).

A replay of the call will be available from 1:00 p.m. ET on September 16, 2013 until October 16, 2013 by calling 1-877-289-8525.The passcode is 4640623, followed by the pound key.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$835 billion in assets on July 31, 2013.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Note on “adjusted” results and non-GAAP measures

TD prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. TD also utilizes non-GAAP financial measures referred to as “adjusted” results (i.e. reported results excluding “items of note”, net of income taxes) to assess each of its businesses and measure overall performance. The items of note relate to items which management does not believe are or would be indicative of underlying business performance. TD believes that adjusted results provide the reader with a better understanding of how management views the bank’s performance. Earnings per share on an adjusted basis and items of note are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See “How the Bank Reports” in the TD’s Third Quarter 2013 Earnings News Release and Management’s Discussion and Analysis for further explanation. For more information on the adjustments to TD’s expected earnings per share contribution referred to above, as well as the material factors and assumptions inherent in TD’s expectations for its future Basel III Common Equity Tier 1 ratio, see the presentation materials in connection with this announcement, available on TD’s website at http://www.td.com/investor-relations/ir-homepage/ir-homepage/investor-index.jsp.

Caution Regarding Forward-Looking Statements

From time to time, TD makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding TD’s objectives and priorities for 2013 and beyond and strategies to achieve them, and TD’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”. By their very nature, these forward-looking statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties - many of which are beyond TD’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors and assumptions regarding forward-looking statements in this document

With respect to the program agreement and the proposed purchase of part of the existing CIBC card portfolio, there can be no assurance that TD will realize the anticipated benefits or results; actual results could differ materially from the expectations expressed in the forward-looking statements. Examples of material assumptions made by TD in the forward-looking statements, including TD’s expectations regarding the impact to earnings in 2014 and 2015, include: costs to launch the cards; performance of the acquired credit card portfolio; ability to attract and retain new credit card accounts; costs associated with conversion of accounts; cost of funds; and the amount of migration payments. Earnings per share contribution estimates above are based on TD’s average number of diluted common shares outstanding for the quarter ended July 31, 2013.

Other factors that may cause actual results to differ materially from the expectations expressed in the forward-looking statements include: higher than anticipated costs to launch the cards; lower than anticipated (i) interchange rates, account origination, or card usage, (ii) appeal or market acceptance of Aeroplan's program, and/or (iii) yields (finance charges/fees); industry competition; risks associated with conversion of accounts; cost of funds; necessary approvals, and other closing conditions, in respect of the acquisition are not received or met; differences in the credit performance and risk characteristics of the Aeroplan program relative to TD's expectations; and changes in network rules, regulatory or legal environment.

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD’s results. For more detailed information, please see the “Risk Factors and Management” section of the Management’s Discussion and Analysis (“MD&A”) in TD’s 2012 Annual Report as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related the transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and we caution readers not to place undue reliance on TD’s forward-looking statements. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting TD’s shareholders and analysts in understanding TD’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information:

Investors:

Rudy Sankovic
Senior Vice President, Investor Relations
416-308-9030

Media:

Ali Duncan Martin
Manager, Media Relations
416-983-4412